[Letterhead of Skadden, Arps, Slate, Meagher& Flom LLP]

May 16, 2018

VIA EDGAR TRANSMISSION

Ibolya Ignat
Division of Corporation Finance
Office of Healthcare and Insurance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	BeyondSpring Inc.
Form 20-F for Fiscal Year Ended December 31, 2017
Filed April 3, 2018
File No. 001-38024

Dear Ms. Ignat:

On behalf of BeyondSpring Inc., a Cayman Islands company (the “Company”) we submit today via EDGAR this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 11, 2018 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 20-F for its fiscal year ended December 31, 2017 (the “2017 20-F”), filed with the Commission on April 3, 2018. Today we are also filing an Amendment No. 1 to the 2017 20-F (the “Form 20-F/A”).

Set forth below are the Company’s responses to the comments in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter the comments in the Comment Letter. Capitalized terms used but not defined herein have the meanings given to them in the 2017 20-F.

Exhibits 12.1 and 12.2, page 1

Refer to your Chief Executive Officer and Chief Financial Officer certifications in exhibits 12.1 and 12.2 under Item 19 of Form 20-F. Please amend your filing to include certifications that include the introductory language of paragraph 4 and the language of paragraph 4(b) in accordance with the instructions for exhibit 12 within Item 19. In addition, please remove the titles of the certifying officers at the beginning of the certifications.

Response

The Company respectfully acknowledges the Staff’s comment and has filed the Form 20-F/A to revise the Chief Executive Officer and Chief Financial Officer certifications filed as Exhibits 12.1 and 12.2 to the 2017 20-F, to include the introductory language of paragraph 4 and the language of paragraph 4(b) in accordance with the instructions for exhibit 12 within item 19 of Form 20-F. In addition, we have removed the titles of the certifying officers at the beginning of the certifications.

Very truly yours,

/s/ Andrea L. Nicolas, Esq.

cc:	Jim Rosenberg
Securities and Exchange Commission

Lan Huang
Edward Liu
BeyondSpring Inc.
28 Liberty Street, 39th Floor